

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

June 30, 2009

Mr. G. Les Austin
Chief Financial Officer
RAM Energy Resources, Inc.
5100 East Skelly Drive, Suite 650
Tulsa, Oklahoma 74135

> **Re: RAM Energy Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 7, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 2, 2009**
> **File No. 000-50682**

Dear Mr. Austin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors, page 7

1.   Rather than suggesting only that you have provided "some of the more significant factors" and that the list "may not be exhaustive," instead make clear that you include in this section all the known, material risks.

Selected Financial Data, page 30

2.   We note you define the non-GAAP financial measure titled "EBITDA" as net
        income (loss), interest expense, amortization and depreciation , accretion,
        incomes taxes, share-based compensation, impairment charges, settlement
        charges and unrealized gains (losses) on derivatives.   If you wish to retain this
        measure in your filing, you will need to utilize a different title for this non-GAAP
        measure to comply with Item 10(e)(1)(ii)(E) of Regulation S-K as it is not
        calculated exactly as net income before interest, taxes depreciation and
        amortization.

Controls and Procedures, page 74

3.   Please comply with Item 308(c) of Regulation S-K, which requires that you
        disclose any change in your internal control over financial reporting that occurred
        during the last fiscal quarter that has materially affected, or is reasonably likely to
        materially affect your internal control over financial reporting.

Definitive Proxy Statement on Schedule 14A filed April 2, 2009

4.   Please confirm in writing that you will comply with the following comments in all
        future filings. Also provide us with an example of the disclosure you intend to
        use in each case. After our review of your responses, we may raise additional
        comments.

Base Salary, page 14

5.   We note that "[b]ase salary ranges are designed so that salary opportunities for a
        given position generally will be within the 50th percentile of the market salary
        surveyed." In this regard, it appears that you benchmark compensation to other
        companies. Please identify the component companies that comprised the peer
        group. See generally Item 402(b)(2)(xiv) of Regulation S-K.

Performance-Based and Incentive Compensation, page 14

6.   Please state how you determined the amount of stock-based awards and
        performance-based cash bonuses for 2008, and clarify whether a formula was
        used.

Director Compensation, page 30

7.   Please disclose the aggregate number of stock awards outstanding at fiscal year end held by each of your directors. See the Instruction to Item 402(k)(2)(iii) and (iv).

Engineering Comments

Supplementary Oil and Natural Gas Reserve Information, page 69

8.   Please include the SEC definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

9.   You state that you retain independent engineering firms to provide year-end estimates of your future net oil, natural gas and natural gas liquids reserves. Please identify these firms to comply with Instruction 4.B to Item 102 of Regulation S-K.

10.   Please provide us with a copy of your 2008 reserve report.

11.   We note some significant reserve changes due to revisions, extensions and discoveries and purchases. Please include explanations for significant reserve changes in your disclosure to comply with paragraph 11 of SFAS 69.

12.   Please tell us how much oil, natural gas and natural gas liquids you were projected to produce in 2008 from the total proved reserves estimated in your 2007 reserve report. Please reconcile any major differences between the forecasted amount and the actual amounts produced in 2008, and disclose the reasons for those differences.

13.   Please tell us how much of your revisions of oil, natural gas and natural gas liquids in 2008 were due to price changes and how much were due to performance changes.

14.   Your proved undeveloped reserves, as a percentage of total reserves, appear to have increased from 29% in 2006 to approximately 40% in 2008. Please tell us the reasons for the relative change in your undeveloped reserves over these two years. Please also tell us the quantity of proved undeveloped reserves you developed in 2008 and the quantity you expect to develop in 2009.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476, Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact Sean Donahue at (202) 551-3579, Tim Levenberg at (202) 551-3707 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director